[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

October 15, 2018

SENT VIA EDGAR

Amanda Kim, Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Office of Information Technologies and Services
100 F Street, NE
Washington, D.C. 20549

Re: THE ULTIMATE SOFTWARE GROUP, INC.
       Form 10-K for the fiscal year ended December 31, 2017
       From 10-Q for the quarterly period ended June 30, 2018
       File No. 000-24347

Dear Ms. Kim and Mr. Krikorian:

                On behalf of The Ultimate Software Group, Inc. (the “Company” or “our”), I am responding to the Staff’s comments with respect to the above-referenced filings.  For ease of reference, comments in your letter dated September 25, 2018 are reproduced below in italics and are followed by the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2018

Recently Adopted Accounting Standards, page 5

1.
Please tell us what consideration was given to disclosing the revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period and the revenue recognized in the reporting period from performance obligations satisfied or partially satisfied in previous periods (i.e., changes in transaction price). We refer you to ASC 606-10-50-8(b) and 50-8(c).

The Company refers you to Note 11 of the Notes to Condensed Consolidated Financial Statements of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018. The disclosure stated “During the three months ended June 30, 2018 and 2017, $150.5 million and $124.7 million, respectively, of recurring revenues recognized, were included in the deferred revenue balances at the beginning of the respective periods. During the six months ended June 30, 2018 and 2017, $159.0 million and $132.3 million, respectively, of recurring revenues recognized, were included in the deferred revenue balances at the beginning of the respective periods. Services revenues recognized in the same periods from deferred revenue balances at the beginning of the respective periods were not material.”

The Company has assessed whether revenue is recognized in the reporting period for performance obligations satisfied or partially satisfied in a previous period. Changes in transaction price typically relate to changes in pricing or scope of future services which the Company accounts as a contract modification under ASC 606-10-25-10 through 25-13. Based on the assessment, the Company has concluded that revenue recognized in each reporting period in the above referenced filing relates to performance obligations satisfied or partially satisfied in that respective reporting period.

2.
We note that under ASC 605, you deferred incremental commission costs to obtain a contract and amortized those costs over the initial term of the related subscription contract which was generally 2-3 years. However, under ASC 606, you amortize the deferred contract costs over 7 years. Please tell us what consideration was given in disclosing whether you pay commissions for renewals, whether any renewal commissions are commensurate with the commissions paid on the initial contract, and what period of time you amortize the additional commission costs. We refer you to ASC 340-40-35-1.

The Company reviewed its costs to obtain a contract and noted that incremental commissions are incurred to obtain subscription-based SaaS contracts. Particularly, incremental commissions are only incurred for initial term subscription contracts. When the subscription contracts are renewed, there are no additional commissions incurred to obtain the renewed contract. As a result of this assessment, the Company did not provide disclosure of renewal commissions in the Notes to Condensed Consolidated Financial Statements of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018. However, to enhance the disclosure regarding renewal commissions, the Company will include the following additional disclosure in future filings:

“The Company does not pay sales commissions for subscription contracts beyond the initial term of the contract; therefore, there are no renewal commissions incurred for contracts in their renewal periods.”

Revenue Recognition, page 7

3.
We note you disclose that services revenues included activation services as well as post- live work typically billed on a time and materials basis and fees for other services. However, you only disclose that the consideration allocated to activation services is recognized as service revenues based on the proportion performed, using reasonably dependable estimates (in relations to progression through activation phases), by product. Please tell us what consideration was given in disclosing the measure of progress of each type of service revenue and how each method depicted your performance in transferring control of goods or services promised to a customer. We refer you to ASC 606-10-25-31 and 25-33.

The Company has assessed the measures of progress for each type of services revenue. In addition to activation-based implementation services, there are services billed on a time and materials basis, which are satisfied over time. Revenues for time and materials services are recognized in the period in which they are performed. Fees from other (non-implementation based) services (or “Other Services”) are not satisfied over time because transfer of control of the goods and services occurs at a point in time, upon shipment to the customer.

To further enhance the disclosures, the Company plans to make the following changes in future filings. Below is the applicable disclosure that will be included in future filings.

“Customers enter into contracts for services billed on a time and materials basis and Other Services. Time and materials services are satisfied over time because the customer simultaneously receives and consumes the benefit as the Company performs. Services revenues for time and materials work are recognized in the period performed. Fees from Other Services substantially include the provision of payroll-related forms, sales of time clocks and printing services for certain customers. For these Other Services, revenue is recognized at a point in time, upon shipment which is when control of the goods and services transfers to the customer.”

4.
We note that a majority of your SaaS subscription revenues are satisfied over time with certain SaaS performance obligations satisfied at a point in time. Please clarify the nature of the services that are satisfied at a point in time and what consideration was given to disaggregating revenue from contracts with customers into categories that depict how the nature and timing of revenue and cash flows are affected by economic factors. We refer you to ASC 606-10-50-5 and 55-91(f).

In the terms of our subscription-based SaaS contracts, the Company offers printing services to certain customers for a fee. Revenue is recognized for these services at a point in time, upon shipment of the printed forms which is when control of the goods and services transfers to the customer. The printing services are aggregated with Other Services, as a component of service revenues which are broken out separately in our statement of income, and disclosed as fees from Other Services in our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2018. The Company recognizes that there are no SaaS performance obligations satisfied at a point in time and designating these printing services as such is inconsistent with the nature of the underlying service activities.

To further clarify the disclosures, the Company plans to make the following changes in future filings. Below is the applicable disclosure from Note 3 of the Notes to Condensed Consolidated Financial Statements of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, marked to show such proposed modified disclosure for our future filings.

“…Our SaaS subscription revenues are satisfied over time, because they are simultaneously received and consumed by the customer~~, with certain SaaS performance obligations satisfied at a point in time~~. Our activation services revenues are satisfied over time because they are simultaneously received and consumed by the customer….”

The Company has assessed whether to further disaggregate revenue in its disclosures. The majority of our total revenues are comprised of recurring revenues, which are derived from our SaaS performance obligations that are satisfied over time, and services revenues from our implementation services, which are also performance obligations satisfied over time. The remaining total revenues are recognized for fees from Other Services which are classified as services revenues and are immaterial to total revenues. Based on these facts, the Company believes that the level of revenue disaggregation in Note 3 of the Notes to Condensed Consolidated Financial Statements of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 are sufficient to provide useful information on the nature and timing of the recurring and services revenues.

5.
We note that you disclose that the increase in services revenues for the three and six month periods ended June 30, 2018 was mainly attributable to the additional implementation revenues to support increased sales from both your implementation consultants as well as third party implementation partners. Please tell us what consideration was given to assessing whether you were the principal or agent in your arrangements with the third party implementation partners and disclosing whether you reported the related revenue on a gross or net basis. We refer you to ASC 606-10-55-36 through 55-40 and 50-12(c).

The Company has identified that activation services provided by third party implementation partners on behalf of the Company are such that the Company is ultimately responsible for fulfilling the promise of activating the SaaS solution as specified in the contract with the customer and has full discretion to establish pricing for the activation services provided to the customer. These factors indicate that the Company has the right to fulfillment by the third-party implementation partners on its behalf, and, therefore, acts as principal in its customer contracts because it controls the activation services performed by such third-party implementation partners. Currently, fulfillment for the majority of the Company’s activation services in a customer contract are performed by the Company’s own implementation consultants. The Company uses third party implementation partners on a lesser basis to augment the use of our internal implementation consultants as the need arises. To enhance disclosure regarding the use of third party implementation partners, the Company will include the following additional disclosure in future filings:

“…The consideration allocated to activation services is recognized as services revenues based on the proportion performed, using reasonably dependable estimates (in relation to progression through activation phases), by product. Activation services are performed by our implementation consultants and to a lesser extent, third party implementation partners. For activation services performed by third party implementation partners, we act as the principal and report revenues on a gross basis, meaning the amounts billed to customers are recorded as services revenues, and related expenses incurred are recorded as cost of services revenues. We control the activation services performed by third party implementation partners and act as principal because we are ultimately responsible to our customers and have full discretion in establishing prices.”

*****
In connection with the above, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7445.

Sincerely,

/s/ Felicia Alvaro
Felicia Alvaro
Executive Vice President,
Chief Financial Officer and Treasurer

cc:  Christopher Doyle
Stroock & Stroock & Lavan LLP